Exhibit 10.6

Project Cooperation Framework Agreement

Dec

Party A: Taizhou High-tech Industrial Park Management Committee

Party B: Taizhou Infrastructure Investment Group Co., Ltd.

Party C: Jyong Biotech Ltd.

I.	Project description

(I)	Background

Health Ever Bio-Tech Co., Ltd. was established in 2002 with a paid-in capital of NT$730 million; its operating headquarters are located in Taiwan (Taipei City, Bali District of New Taipei City and Yilan County). It is the only company in the world to develop new botanical medicines for men with enlarged prostate. At present, the company has 4 varieties of new medicines in clinical stage. MCS-2 is a new botanical medicine for the treatment of prostatic hypertrophy independently developed by the company. It has completed Phase III clinical trials in humans by the US FDA and Taiwan Medicine Administration, which has successfully completed the unblinding procedures of US FDA in April 2017 and Taiwan Medicine Administration in May 2016; and completed the US Pre-NDA (Pre-Medicine License Application Meeting) in the first quarter of 2018; it will submit a medicine license application to the United States in the first quarter of 2019. The new medicine is expected to be launched in 2022. In mainland China, the MCS-2 new medicine has already submitted a medicine license application; it is planned to complete the construction of manufacturing factory in 2022, and the medicines will be launched in 2023.

Jyong Biotech Ltd. was registered in the British Cayman Islands on January 26, 2018 and holds 100% equity of Health Ever Bio-Tech Co., Ltd... Jyong Biotech Ltd. also is expected to list in Hong Kong next year.

(II)	Project name

The R&D and marketing headquarters project and manufacturing plant project of new botanical medicines.

(III)	Project expectation

The estimated global annual sales of MCS-2 new medicines are US $ 6 billion to 10 billion, of which the annual sales in mainland China are RMB 5 billion. In addition to MCS-2, the company has two new botanical medicines undergoing clinical trials in the United States. These new medicines will subsequently undergo clinical trials in mainland China, and will be manufactured and sold in Taizhou after obtaining the medicine license.

(IV)	The estimated sales and investment amount and completion period, etc. of Party C mentioned in this Agreement are only the estimated number and for reference only, which have no guarantee effect.

II.	Agreement content

(I)	Project input

Party C is planning to establish a fully-owned subsidiary (hereinafter is called the Target Company) on Taizhou High-tech Zone in Zhejiang Province, used to operate this project. The Target Company will input the registered capital of RMB 30 million, which will be in place within one year after registration. The Target Company is to obtain corresponding industrial land and commercial land through the listing program, and build the MCS-2 botanical medicine manufacturing plant and the new botanical medicine R&D and marketing headquarter. Except for the establishment of branches, offices or other R&D sites, the Target Company shall not establish an independent legal entity outside Taizhou area,

1.	Project for MCS-2 Botanical Medicine Manufacturing Plant: In the near future, 40 Ares (1 Are = 100m2) of land in Taizhou High-tech Zone is required to build a new medicine manufacturing plant that complies with international medicine manufacturing quality control standards. The planned total investment is RMB 200 million and is to be completed in 2022. In the medium and long-term, 1,500 Ares of land is required with RMB 7 billion investment. The land price on the private-use of Target Company enjoys the same policy.

2.	Project for the R&D and Marketing Headquarter of New Botanical Medicines: It requires 20 Ares of land in Taizhou High-tech Zone with RMB 400 million investment; the total floor area of the new botanical medicine R&D and operation building are over 50,000 m2.

(II)	Site selection for industrial and commercial use

1.	Site selection for industrial use. Party A provides 40 Ares (subject to the actual area) industrial land to the Target Company for the project to build the manufacturing plant of MCS-2 botanical medicine in the central innovation area of Taizhou High-tech Zone (range: east to the Ertiaohe land boundary, south to Tiyuchang Road, north to Gaozhapu land boundary, west to adjacent land boundary); the industrial land is listed for sale in the form of “standard land”; the land price is RMB 400,000 per are (if the transaction price is higher than RMB 400,000 per Are, Party A will be rewarded for the excess cost through industrial support policy).

2.	Commercial site selection. Party A provides 20 Ares (subject to the actual area) commercial land to the Target Company for the R&D and marketing headquarter project of new botanical medicines in the northwest block of the City Sports Center in the core area of Taizhou High-tech Zone. The said commercial land is to be sold by the Taizhou City Land and Resources Department according to the prescribed procedure by way of listing, and the land price is RMB 4.08 million per Are (if the transaction price is higher than RMB 4.08 million per Are, Party A will be rewarded for the excess cost through industrial support policy).

(III)	Industrial support

1.	Within one month after the Target Company has obtained the industrial land of MCS-2 botanical medicine manufacturing plant project through the listing program, signed a land transfer contract with the governmental department and paid off the land transfer fee, Party A grants a governmental subsidy of RMB 12 million to the Target Company. Within one month after all factory constructions on the industrial land have been completed and passed the acceptance inspection and officially put into production, Party A grants a governmental subsidy of RMB 10 million to the Target Company. Within one month after the new botanical medicine has obtained the registered MCS-2 new medicine certificate and respective production permit from China government, Party A grants a governmental subsidy of RMB 20 million to the Target Company.

2.	Within one month after the Target Company has obtained the commercial land for the new botanical medicine R&D and marketing headquarter project through the listing program, signed a land transfer contract with the governmental department and paid off the land transfer fee, Party A grants a governmental subsidy of RMB 20 million to the Target Company. Within one month after the completion of the construction on the commercial land, Party A grants a governmental subsidy of RMB 296 million to the Target Company. Within one month after the project has put into operation and established the headquarter and R&D Center (the investment in scientific research instruments of the R&D Center shall exceed RMB 20 million, the number of full-time staff exceed 15 persons), Party A grants a governmental subsidy of RMB 20 million to the Target Company.

3.	Before the Target Company’s new botanical medicine R&D and marketing headquarter is completed and put into operation, Party B provides about 5,000 m2 in Hangzhou Haizhi Center as the R&D and office space of Target Company (for R&D, medical association, conference and training center of doctors and scientific research personnel and accommodation for expert team, etc.), rent-free for 10 years. Moreover, Party A provides a RMB 1.5 million subsidy to the Target Company for one-shot decoration and equipment subsidy. The Target Company shall pay the actual operating expenses such as city water cost, electricity cost and security cost, etc. The housing spaces are provided in batches according to actual needs, and can only be used by the Target Company only, and cannot be sub-leased. If the space is bigger than actually required one, the unused space will be taken back through negotiation. If the housing space needs to be expanded based on logical R&D reason, the space can be increased.

4.	Since the third year after the MCS-2 botanical medicine plant starts production, grant 100% of the amount that the Target Company has contributed the Taizhou local government as a support in the first three years, and grant 50% of the amount that the Target Company has contributed the Taizhou local government as a support in the next two years.

5.	From the 1st year to the 10th year since the R&D Center is put into operation, the contribution portion to Taizhou local government in the personal income tax paid by the senior management personnel and core technical personnel (total 10 people) of the Target Company will be granted to the Target Company as a support. If the Target Company successfully builds a R&D team headed by international leading pharmaceutical talents and composed of no less than 6 experts in pharmaceutical-related fields, and is awarded the leading entrepreneurial innovation team in Zhejiang Province, Party A will grant the Target Company a government talent supporting fund of up to RMB 10 million.

6.	Grant a reward of RMB 10 million to the Target Company for its successful initial listing on the main board in mainland China, and a reward of RMB 8 million to the Target Company for its initial listing on major overseas main boards such as the New York Stock Exchange, the Nasdaq Stock Exchange, and the Hong Kong Stock Exchange. For the implementation of the policy, refer to the “Several Opinions of the Administrative Committee on Taizhou Economic Development Zone regarding Promoting the Listing of Enterprises” (Taikai [2018] No. 125).

(IV)	Special agreement

If the Target Company fails to complete the listing procedures and meet the development progresses on the lands, Party A has the right to replace, adjust or withdraw various subsidies and supports provided by the preferential policy to the agreed lands per to the situations, and takes back the lands by paying the original transaction price to the Target Company. However, unless the Target Company has contract breaching, if the listing procedures and the development progress of the lands are not completed on time due to reasons not attributable to the Target Company, it is not restricted by this agreement, and the subsidy obtained under this agreement can be retained.

(V)	Supplementary

1.	It is a prerequisite for the implementation of this Agreement that the Target Company obtains the written authorization of the aforesaid MCS-2 new botanical medicines in mainland China.

2.	Party C and Party C’s affiliates commit that they will not sign any legal documents such as investment settlement contracts, agreements or letters of intent with other local governments in the mainland region for botanical medicine projects after this Agreement takes effect (unless approved by the Taizhou City Government and its agencies), which does not include botanical cultivation and extraction base contracts signed with other parties. Yet, the building of branches, offices or other R&D sites is not included in this restriction.

3.	The Target Company shall be the main business entity of the project investor in mainland China (unless approved by the Taizhou City Government), excluding the botanical cultivation and extraction bases. Otherwise, the Target Company will refund the subsidies, tax rebates and other types of payments that it has enjoyed under the preferential policies, as well as the price equivalent to the goods and services given from the preferential policies, and Party C shall be jointly and severally liable for the refund.

4.	In addition to the above policies, the Target Company can still enjoy various incentive policies at the district level and above. And Party A promises that it will actively cooperate with the Target Company in providing various services, such as the applications of new medicine registrations and reporting of scientific and technological achievements.

5.	Target Company promises to obey the laws and regulations, operate in compliance, and won’t have major safety accidents in production and other liability. If the accident occurs, it will take facts as the basis and the law as the criterion, and assume responsibility according to the principle that the party that violates the rules shall take the respective responsibility.

6.	Each party shall keep confidential on the content of this Agreement and investment matters, business, financial, technical, product information, user data or other documents or information marked as confidential (referred to as the “confidential information”) due to the performance of this Agreement or obtained or received during the period of this Agreement. The confidential information shall not be disclosed to any party beyond this Agreement without the prior written consent of all parties, and the confidential information shall be reproduced and used only for the purpose of performing this Agreement. If the cooperation matters involved in this Agreement need to be disclosed to the outside world, it needs to be confirmed and obtain the consent from all parties.

III.	Supplementary Provisions

(I)	After obtaining the consent of Taizhou City People’s Government, Party C shall notify Party A and Party B in writing to transfer this Agreement to its 100% controlled subsidiary or sub-subsidiary company.

(II)	Matters not covered in this Agreement shall be determined through negotiation by all parties under the premise of present mainland China laws and regulations, and a supplementary agreement can be signed before the end of February next year. Any disputes arising out of or in connection with this contract shall be submitted to the China International Economic and Trade Arbitration Commission for arbitration according to the latest effective arbitration rules of the Commission at the time of application for arbitration. The arbitral decision is final and binding on both parties.

(III)	Once this Agreement takes effect, the established terms will not be changed due to changes in the personnel of the parties, and this Agreement will continue to have legal effect.

(IV)	This Agreement is made in six copies, each party holds two copies, and it will take effect from the date when the representatives or authorized representatives of the parties to the Agreement sign and affix the official seal.

All parties have signed this contract on the following date to certify this Agreement.

Taizhou High-tech Industrial Park Management Committee (stamp)

Signing:

Taizhou Infrastructure Investment Group Co., Ltd. (Stamp)

Signing:

Jyong Biotech Ltd. (Stamp)

Signing:

Date: December 21, 2018